Exhibit 99.1

ANNOUNCEMENT

Gerdau announces a US$ 400 million Senior Liquidity Facility

Gerdau S.A. (Bovespa: GGBR, NYSE: GGB, Latibex: XGGB) announces that it has concluded on November 1st negotiations for a Senior Liquidity Facility aiming at improving its liquidity by means of an additional instrument to manage its exposure to market risks. This transaction contributes to minimizing the Company’s exposure to financial and capital markets liquidity reduction and is part of a Liability Management Program being implemented by the Company.

Noteworthy is the non-existence of “material adverse change” clauses as a condition precedent to disbursement, which ensures that Gerdau will have access to financing even in stressed market conditions.

The Senior Liquidity Facility amounts to a total of US$ 400 million and will be made available to GTL Trade Finance Inc. guaranteed by Gerdau S.A., Gerdau Açominas S.A., Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A. and Gerdau Comercial de Aços S.A. The program has an availability period of three years and a two-year payment period as of any effective disbursement. Costs are a Facility Fee of 0.27 % p.a. and interest of Libor + 0.30% to 0.40% p.a. when actually withdrawn.

Rio de Janeiro, November 3rd, 2006

Osvaldo Burgos Schirmer
Executive Vice President
Director of Investor Relations